Filed by J1 Holdings Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Altimeter Growth Corp. Commission File No.: 001-39573

Disclaimer This Presentation has been prepared by Grab Holdings Inc. (the “Company”) and Altimeter Growth Corporation (the “SPAC”) in connection with a potential business combination involving the Company and the SPAC (the “Transaction”) and is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purpose. The “Presentation” that follows shall mean and include the slides that follow, the oral presentation of the slides by members of the Company or the SPAC or any person on their behalf, the question-and-answer session that follows that oral presentation, copies of this document and any materials distributed at, or in connection with, that Presentation. By participating in the meeting, or by reading the Presentation slides, you will be deemed to have (i) agreed to the following limitations and notifications and made the following undertakings and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this Presentation. This Presentation is being delivered on a confidential basis. Neither this Presentation nor any of its contents may be disclosed or used for any purposes other than information and discussion purposes without the prior written consent of the Company. You agree that you will not copy, reproduce or distribute this Presentation, in whole or in part, to other persons or entities at any time without the prior written consent of the Company. 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You are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because, among other things, they will contain updates to the financial, industry and other information herein as well as important information about the SPAC, the Company and their contemplated Transaction. This Presentation does not purport to contain all information that may be required or relevant to an evaluation of the Transaction, and you will be responsible for conducting any investigations and analysis that it deems appropriate and for seeking independent advice as to the legal, tax, accounting, financial, credit and other related advice with respect to the Transaction. The Company and the SPAC reserve the right to amend or replace this Presentation at any time but none of the Company or the SPAC, their respective subsidiaries, affiliates, legal advisors or financial advisors shall have any obligation to update or supplement any content set forth in this Presentation or otherwise provide any additional information to you in connection with the Transaction should circumstances, management's estimates or opinions change or any information provided in this Presentation become inaccurate. This Presentation contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange act of 1934, as amended, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this Presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company and the SPAC as of the date of this Presentation, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this Presentation should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. 2

Disclaimer (Cont’d) The forward-looking statements and financial forecasts and projections contained in this Presentation are subject to a number of factors, risks and uncertainties, some of which are not currently known to us. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the proxy statement/prospectus on Form F-4 relating to the business combination, which is expected to be filed with the SEC, and other documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Moreover, the Company operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, nor assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause the Company’s actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition. In addition, the analyses of the Company and the SPAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Company, the SPAC or any other entity. This Presentation also contains information, estimates and other statistical data derived from third party sources (including Euromonitor), including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, Euromonitor cannot guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. The Company and the SPAC have not independently verified such third party information, and make no representation as to the accuracy of, such third party information. The 2018 and 2019 historical financial data included in this Presentation has been derived based on the Company’s 2018 and 2019 audited financial statements, which were prepared in accordance with International Financial Reporting Standards, or IFRS, and are subject to an update based on an ongoing audit in accordance with PCAOB standards. The 2020 historical financial data included in this Presentation has been derived based on the Company’s management accounts prepared in accordance with IFRS and is subject to an ongoing PCAOB audit completion. In addition, the Company’s quarterly financial data included in this Presentation is based on financial data derived from the Company’s management accounts that have not been reviewed or audited and are subject to further review and updates. This Presentation also includes references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS. For example, Adjusted Net Revenue is a non-IFRS financial measure, which adjusts the Company’s net revenue by adding back excess incentives. Excess incentives occur when payments made to driver/merchant partners exceed the Company’s revenue received from such driver/merchant partners (excess incentives are calculated on a monthly basis for each country and not on a driver-by-driver basis). See Appendix for an explanation of how the Company calculates Adjusted Net Revenue from net revenue. Contribution Profit (Loss) is also a non-IFRS financial measure, defined as Adjusted Net Revenue less direct costs (adjusted net revenue less subsidies, financial services costs, rewards costs and other direct costs) and sales and marketing expense. The Company uses Contribution Profit (Loss) to evaluate its operating performance and trends. The Company believes that Contribution Profit (Loss) is a useful indicator of its profitability. See Appendix for an explanation of how Contribution Profit (Loss) is calculated from Adjusted Net Revenue. This Presentation also includes “Pre-InterCo” data that does not reflect elimination of intra-group transactions, which means such data includes earnings and other amounts from transactions between entities within the Company group that are eliminated upon consolidation. Such data differs materially from the corresponding figures post-elimination of intra-group transactions. See Appendix for a reconciliation. Additionally, to the extent that forward-looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Neither the Company and the SPAC nor any of their respective directors, officers, employees, advisors, representatives or agents make any representation or warranty of any kind, express or implied, as to the value that may be realized in connection with the Transaction, the legal, regulatory, tax, financial, accounting or other effects of a Transaction or the accuracy or completeness of the information contained in this Presentation, and none of them shall have any liability based on or arising from, in whole or in part, any information contained in, or omitted from, this Presentation or for any other written or oral communication transmitted to any person or entity in the course of its evaluation of the Transaction. Only those representations and warranties that are expressly made by the Company or the SPAC in a definitive written agreement with respect to the Transaction, if executed, and subject to the limitations and restrictions specified therein, shall have any legal effect. 3

DRIVING SOUTHEAST ASIA FORWARD A letter from Anthony and Hooi Ling, our co-founders Back in business school where we met, we both took a class called “Business at the Base of the Pyramid”. We were greatly inspired by the many examples of double bottom line companies - those dedicated to delivering profit and social impact at the same time. This sparked in us a dream of building a company that would sustainably be a force for good for Southeast Asia, the place we call home. Back then, you wouldn’t have felt great about your family members taking a taxi alone in many cities around the region. The simple act of going somewhere could be a safety risk. When Hooi Ling was a consultant in the early days of her career, she would call her friends or family on her mobile phone for a sense of security, while taking taxi rides home late at night. Likewise, as we spent time with our community of drivers, we saw a group of everyday entrepreneurs simply trying to make an honest living with the skills and resources they had. They had hopes and dreams like you and I, but often didn’t have access to other income opportunities, and sometimes even struggled to put food on the table. The nexus of both the passenger and driver needs gave rise to the idea behind the business that became Grab in 2012. Safe and efficient mobility provides freedom, and we wanted to revolutionize transportation all across the region to enable our friends, family, and communities to enjoy this freedom, while enabling drivers to improve their income and productivity. As we digitally enabled drivers by equipping them with smartphones (for many of them, their first), brought them online with data plans, helped them set up bank accounts (also a first for many), and provided them a platform that made their job safer and more efficient, their response was tremendous. • A former construction and odd jobs laborer in Indonesia recounted how he had been forced to scavenge on the streets because of how unstable his income was. He shared how he didn’t have a bank account until he signed up to drive with Grab. Earning with Grab eventually enabled him to buy a house for his family. • A lady from Singapore, diagnosed with cerebral palsy, had been unemployed for many years because of her condition. She only started earning a regular income when she began delivering with Grab. • A bakery worker in Malaysia shared how she has been hearing impaired since she was born, and told us that driving for Grab part-time enabled her to earn a living and be independent, which she felt is a rare achievement in the hearing impaired community. • A single mother from Vietnam told us how being a GrabCar driver enabled her to support her daughter through college and even pay for her wedding. • Many others shared how our platform not only increased their income, but enabled them to earn a living in a way that better supported their life choices and aspirations, be it to spend more time with family, be their own boss, or to give them the flexibility to pursue multiple interests. These and the many other stories of how our partners’ lives have changed for the better are what keep us going every single day. They also led us to replicate our partnership approach to help millions of merchants transition to a digital economy, leveraging our large consumer base, deliveries capabilities, and financial services solutions. We see this as more than just helping our partners make an income. We see this as true economic empowerment and making a positive change in their lives. When people have the opportunity to participate in the broader economy, it drives progress and fulfilment not only for themselves, but also for their loved ones and those they employ. This is why at Grab, our mission is to drive Southeast Asia forward by creating economic empowerment for everyone. 4

DRIVING SOUTHEAST ASIA FORWARD A letter from Anthony and Hooi Ling, our co-founders (cont’d) Southeast Asia’s leading everyday everything app Today, we have grown into Southeast Asia’s leading superapp, based on GMV according to Euromonitor. We operate in over 400 cities in eight countries across the region, and serve 25 million monthly transacting users, over five million registered driver partners, over two million registered merchant partners, and more than two million registered GrabKios agents in Indonesia through our platform. We are the regional leader by GMV in our core segments of mobility, food deliveries and digital wallet payments. Depending on the country, we offer consumers over 15 hyperlocal services including ride-hailing, food, grocery and parcel delivery, mobile payments, micro-insurance, and telemedicine, all delivered via a single app personalized for each user. The Promise of Southeast Asia We operate in a region with some of the most attractive opportunities globally. Southeast Asia is still only in the early stages of online disruption. According to Euromonitor, online food delivery penetration in 2020 was just 11% compared with 21% in the U.S. and China (based on the percentage of total consumer food service ordered online, including online ordering for dine-in and takeaway). Additionally, according to Euromonitor, on- demand mobility penetration in 2020 was only 3% compared with 15% in China and 5% in the U.S. (based on the percentage of total consumer expenditure on ride-hailing out of consumer expenditure on buses, coaches and taxis, and operation of personal transport equipment). Roughly six in every ten adults in the region are either unbanked or underbanked, and the vast majority of commerce continues to be cash-based according to Euromonitor. Yet the region has a young population of approximately 670 million, around half of which is under the age of 30 years according to Euromonitor. Southeast Asia is rapidly developing, and we believe its future has never been brighter. There is a tremendous amount of headroom to grow, and Euromonitor estimates our addressable market to be over $180 billion by 2025, consisting of online food delivery, ride-hailing, and digital wallet markets. Our Aspirations Nine years on from when we started, we are more optimistic than ever before. We have built an integrated ecosystem of services, seen as essential to the daily lives of our consumers. Our technology and operational platform is benefiting from years of sweat and investment. Our business continues to grow at scale while progressing towards profitability, and we believe our market opportunity continues to get bigger and bigger. We have proven our ability to operate with financial discipline, and we possess a strong balance sheet, supported by our successful $2 billion debt raise earlier this year. But most importantly, we are making steady progress towards the dream we set out to achieve - that is, building a sustainable double bottom line business that empowers and uplifts millions of Southeast Asians, every single day. Looking ahead, we hope to deepen and widen our impact on economic empowerment even further, by building the lowest cost delivery and distribution network for anything consumers might want, whether it’s services or products; and reinventing mobile payments, financial services and banking to further accelerate the growth of the digital economy here in Southeast Asia. This transaction in going public is an important milestone for us, and we are thrilled to welcome Altimeter and our group of top-tier shareholders to the Grab family. But we see it as just that - a single step in a much longer journey. It’s still Day 1 for us. While our business has evolved and our aspirations have grown, in our hearts remain the same conviction that has fueled us from the start - that through technology and our core principles of “Heart, Hunger, Honor and Humility”, we can deliver lasting impact to the hundreds of millions of people who call Southeast Asia home. We’re truly appreciative of this opportunity to go public, and would liken it to a strong gust of wind beneath our sails - providing us with the opportunity to accelerate our growth and make a difference in the region. We invite you to join us on our journey of driving Southeast Asia forward. Anthony Tan and Hooi Ling Tan Co-founders, Grab 5

Transaction overview Issuer§ Altimeter Growth Corp. (Nasdaq: AGC) PIPE Size§ $4.04B Price§ $10.00 per common share 1 § $30.36B (Enterprise Value ) Valuation 2 § $39.55B (Equity Value ) Anchor Order§ $0.75B from Altimeter Capital Management and affiliates Backstop§ $500M of Trust Proceeds from Altimeter Capital Management and affiliates Use Of Proceeds§ Growth capital Target Closing§ July 2021 6 1. On pre-money basis 2. On post-money basis

Altimeter overview – Grab's long term partner

ALTIMETER + Grab

~$16B
Total Firm AUM

~$12B
Total Private Capital Managed

~79%
Net IRR (VC)

- Entrepreneur led firm dedicated to helping founders innovate and change the world
- Leading mid-stage silicon valley, growth VC brand
- Leading late-stage, crossover investor
- Deep public capital market relationships
- Extensive experience in direct listings, IPOs, and SPACs

Altimeter's long term commitment

Up to $1.2B PIPE investment from Altimeter Capital

3 year lock-up on sponsor promote shares

Disclosures: Returns and AUM are estimated as of Dec 31, 2020. Total Firm AUM, Total Private Capital Managed, and Net IRR values Snowflake at its closing price on Dec 31, 2020 plus an illiquidity discount. The information on this page represents selected investments for illustrative purposes only and does not constitute an exhaustive list of Altimeter's past and current investments. These returns were not generated by AGC, but instead by affiliates of AGC's sponsor. And these returns were generated for different entities, with different beneficial owners, and with different investment strategies. In any case, past performance does not indicate, predict, or guarantee future performance.

7

02. Key Investment Highlights 01. 03. Financial Highlights Overview of Grab 04. Appendix

How we started

HOW CAN WE MAKE A DIFFERENCE? BUILD MARKETPLACES THAT ENABLE EVERYDAY ENTREPRENEURS TO THRIVE Provide delightful experiences that encourage consumers to do business with everyday entrepreneurs. Offer high value. OUR MISSION Drive Southeast ENSURE THE SUSTAINABILITY OF OUR Asia forward MISSION by creating Learn how to help everyday entrepreneurs economic continuously reinvent themselves. empowerment Ensure our own longevity. for everyone 10

4 H PRINCIPLES – HOW WE STAY ON MISSION HEART HUNGER To serve our communities Achieving our mission and each other requires grit and drive Consumer first. Kaizen, in big and small ways. OneGrab. Build on ground truths. Leaders coach, serve, and inspire. OUR MISSION Drive Southeast Asia forward HONOUR HUMILITY by creating Trust in Grab makes our Acknowledging that we are economic mission possible all a work-in-progress empowerment Act with integrity. Learn from every experience. Build trust. Seek first to understand, for everyone Steward resources wisely. then to be understood. Debate, align, execute. 11

Our journey so far

	2012	2013	2014	2015	2016	2017	2018	2019	2020
Key Milestones	Launch of Grab's first service - GrabTaxi					>$1B GMV	>$5B GMV Acquisition of Uber's business in Southeast Asia	> $10B GMV >$1B Adj. Net Revenue	Selected for digital banking license in Singapore
Product Expansion			GrabCar GrabBike	GrabExpress	GrabShare	GrabPay	GrabFood GrabAds	GrabKitchen GrabMart GrabFinance GrabInsure	GrabInvest GrabDefence
Country Expansion	Malaysia	Singapore Philippines Thailand	Indonesia Vietnam			Cambodia Myanmar			

Deliveries · Mobility · Financial Services · Enterprise and Others

Note: Adjusted Net Revenue is a non-IFRS financial measure, which adjusts our net revenue by adding back excess incentives. Excess incentives occur when payments made to driver/merchant partners exceed Grab's revenue received from such driver/merchant partners (excess incentives are calculated on a monthly basis for each country and not on a driver-by-driver basis). See Appendix for an explanation of how we calculate Adjusted Net Revenue from net revenue. Our net revenue on which our Adjusted Net Revenue is based is subject to an ongoing PCAOB audit.

12

#1 Superapp in Southeast Asia Deliveries Financial Services Alternative to traditional dining options including Digital Wallet & home-cooked food and dine- GrabPay Card in restaurants Displace cash transactions Express Insurance Ride on the wave of Incumbents e-commerce with parcel delivery services Invest Hotels Health Bill Payment More Incumbents Mobility Alternative to traditional modes of transport including Loans trains, buses and private cars Incumbents PayLater Remittance Digital Advertising Incumbents Incumbents Alternative to traditional advertising mediums including prints, television, billboards, classifieds 13

Everyday Everything App deeply integrated into consumers’ lives 14

Our scale and leadership in Southeast Asia

$12.5B GMV in 2020	**$1.6B** Adjusted Net Revenue in 2020	**1.9B** Transactions completed in 2020	**#1** Deliveries[1], Mobility and Financial Services[2] by GMV
400+ Cities in 8 countries	**25M** Monthly Transacting Users[2] as of Dec 2020	**5M+** Registered Driver Partners as of Dec 2020	**2M** Merchant Partners and 2M+ GrabKios Agents as of Dec 2020

Source: Euromonitor for category position
Note: Our 2020 net revenue on which Adjusted Net Revenue is based is subject to an ongoing PCAOB audit
Adjusted Net Revenue is a non-IFRS financial measure, which adjusts our net revenue by adding back excess incentives. Excess incentives occur when payments made to driver/merchant partners exceed Grab's revenue received from such driver/merchant partners (excess incentives are calculated on a monthly basis for each country and not on a driver-by-driver basis). See Appendix for an explanation of how we calculate Adjusted Net Revenue from net revenue
Category position is based on 2020 ride hailing and online food delivery GMV and digital wallet payments TPV

1. Online food delivery category position
2. Digital wallet payments category position
3. Monthly Transacting Users ("MTUs") is defined as monthly number of unique users who transact via Grab's products, where transact means to have successfully paid for any of our products

15

Strong top-line growth despite COVID-19 Adjusted Net Revenue as % of GMV 1 5% 14% Take rate expansion: 3x Adjusted Net Revenue ($M) 506 CAGR: 133 % Deliveries Mobility Financial Services & Others 49 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 Note: Quarterly financial statistics are based on management accounts that have not been reviewed or audited and are subject to further review and updates 16 1. Take rate is calculated as Adjusted Net Revenue / GMV

Creating Economic Empowerment for Everyone

01. Overview of Grab 02. 03. Financial Highlights Key Investment Highlights 04. Appendix

Key investment highlights Massive underpenetrated opportunity Category leadership at scale Deeply integrated Superapp ecosystem Hyperlocal approach Proprietary and differentiated technology World-class management and shareholders 19

Market opportunity Category leadership Superapp ecosystem Hyperlocalization Technology Team Southeast Asia is one of the most attractive digital economies in the world Large Market with Underpinned by MSMEs Digital and Mobile Native Strong Growth and Informal Economy 70M 670M 8 hrs 1,2 Time per day spent using internet Micro, Small & Medium Population (Global average: 6 hrs 43 mins) Enterprises (MSMEs) >35% 50% $3.0T 2020 GDP Population under 30 MSME contribution to GDP >180M 7% 68% 3 4 2020 - 2025E GDP CAGR Smartphone Penetration Informal workers Source: Euromonitor unless otherwise specified 1. Digital in 2020 Yearbook; Average amount of time that internet users aged 16 to 64 spend using the internet each day on any device 2. Average of Singapore, Malaysia, Indonesia, Philippines, Thailand and Vietnam 20 3. Represents Nominal GDP growth 4. Percentage of households having at least one smartphone

Market opportunity Category leadership Superapp ecosystem Hyperlocalization Technology Team Large addressable Southeast Asia market opportunity Online Food Delivery Ride-Hailing Digital Wallet Payments GMV ($) GMV ($) Payments Volume ($) 2025E 2025E $1,356B 2025E $235B Cash Transaction Value $171B Consumer Expenditure on Consumer Foodservice Land Mobility Value 2025E $138B 2025E 2025E $28B $19B $39B $9B $4B Online Food Delivery market Ride-Hailing market Digital Wallet market 2020 2020 2020 ■ Expensive private vehicle ownership ■ Large unbanked and underbanked ■ Accelerating structural shift post COVID population ■ Growing importance of digitization for ■ Rapid urbanization fueling the need for ■ Poor financial services infrastructure merchants efficient transportation 21 Source: Euromonitor

Market opportunity Category leadership Superapp ecosystem Hyperlocalization Technology Team Southeast Asia is still in the early innings of online disruption Online food delivery On-demand mobility addressing Digital financial services promoting providing convenience the infrastructure gap financial inclusion 17% SE Asia SE Asia 3% SE Asia 11% 60% 43% 15% 21% China China China 95% 82% 5% USA 21% USA USA 94% 1 2% 2020 online penetration % 2020 online penetration % 2020 electronic transactions (volume) % 2020 banked population (age >15) Source: Euromonitor Note: SE Asia statistics on this page refer to Indonesia, Malaysia, Philippines, Singapore, Thailand and Vietnam 22 1. Based on % of total consumer foodservice that is ordered online (including online ordering for dine-in and takeaway) 2. Based on % of total consumer expenditure on ride-hailing out of consumer expenditure on buses, coaches and taxis, and operation of personal transport equipment

Market opportunity Category leadership Superapp ecosystem Hyperlocalization Technology Team Grab is the category leader with growth and profitability at scale across segments Deliveries Mobility Financial Services $5.5B $3.2B $8.9B Scale 1 2020 GMV 2020 GMV 2020 TPV 37% 102% 203% Growth 2020 – 2022E GMV growth 2018 – 2020 TPV CAGR 2018 - 2020 GMV CAGR 2H21 11% 30% 2 Profitability Target EBITDA EBITDA % of GMV Long Term EBITDA % Breakeven Year in 4Q20 of Adj. Net Revenue Note: Scale, Growth, Profitability metrics by segment are pre-interco. Quarterly financial statistics are based on management accounts that have not been reviewed or audited and are subject to further review and updates 23 1. Includes on-Grab and off-Grab transactions 2. Refers to segment EBITDA prior to regional costs

Market opportunity Category leadership Superapp ecosystem Hyperlocalization Technology Team Category leadership in Southeast Asia in terms of presence, scale and diversity Years of Category Diversified business model across 8 countries with 1 operation position no single country contributing > 35% of Adj. Net Revenue Thailand Mobility Since 2013 Largest last-mile 8 1 transportation network Philippines Vietnam Since 2013 Since 2014 2 Deliveries Myanmar 1 3 Largest delivery Since 2017 platform Cambodia Since 2017 Financial 3 Malaysia Since 2012 Services 3 1 Have access to payments licenses in Indonesia Singapore Since 2014 6 core markets Since 2013 Source: Euromonitor for category position 1. Southeast Asia refers to Indonesia, Malaysia, Singapore, Thailand, Philippines and Vietnam only. Category position is based on 2020 ride hailing and online food delivery GMV and digital wallet payments TPV 24 2. Online food delivery category position 3. Digital wallet payments category position

Market opportunity Category leadership Superapp ecosystem Hyperlocalization Technology Team Highly synergistic ecosystem designed to maximize usage and lower cost of service More rides / deliveries / More More services spending orders More More Merchant More Driver Consumers Partners Partners Higher More services More earnings and ease of income access Deep data-driven insights 25 Underpinned by proprietary technology and financial infrastructure

Market opportunity Category leadership Superapp ecosystem Hyperlocalization Technology Team Deep integration strengthens our Superapp ecosystem Consumers Driver partners Merchant partners Micro-insurance products leveraging our Lending solutions leveraging proprietary Ads, lending and other solutions Mobility and Financial Services businesses driver earnings data and our Financial leveraging our Deliveries, Financial Services business Services and Enterprise businesses 26

Market opportunity Category leadership Superapp ecosystem Hyperlocalization Technology Team Consumers are increasingly engaged within our Superapp ecosystem Users are using more services … which increases retention rates % Monthly Transacting Users split by number of services 1-yr retention rate for all users active in Dec 19 5x increase 79% 65% 12% 27% ≥3 services 47% 2 services 27% 88% 1 service 45% Jan-18 Dec-20 2 services 3 services >3 services 27

Market opportunity Category leadership Superapp ecosystem Hyperlocalization Technology Team Bigger and faster spend by our consumers 1 GMV per user by cohort, indexed to year 1 – including 2020 Year 1 Year 2 Year 3 Year 4 Year 5 2016 Cohort 1.00x 1.41x 1.93x 2.75x 3.63x 2017 Cohort 1.00x 1.49x 2.19x 2.78x 2018 Cohort 1.00x 1.62x 2.06x Cohort GMV growth in 2020 despite COVID impact 2019 Cohort 1.00x 1.45x 1. Represents for Mobility and Deliveries, excluding non-consumer services such as GrabRentals and GrabKios 28

Market opportunity — Category leadership — Superapp ecosystem — Hyperlocalization — Technology — Team

Cross vertical synergies accelerating growth and underpinning competitive edge

Integrated platform lowers our marketing spend… **… and optimizes drivers' time** **…demonstrated by decreasing S&M[3] %**

57%

1Q20 GrabFood MTUs that are also Mobility MTUs

39%

4Q20 merchants that are both GrabFood and Financial Services merchants[1]

59%

4Q20 GrabFood two-wheel drivers that are also Mobility drivers[2]

% of Adj. Net Revenue


105%
71%
34%
4Q18
4Q19
4Q20

Note: Quarterly financial statistics are based on management accounts that have not been reviewed or audited and are subject to further review and updates

1. Based on Malaysia onboarded merchant base
2. Based on Indonesia, Vietnam and Thailand driver base
3. Sales & Marketing defined as our consumer retention, consumer acquisition and general direct marketing costs, and is subject to an ongoing PCAOB audit

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Market opportunity — Category leadership — Superapp ecosystem — **Hyperlocalization** — Technology — Team

Our hyperlocal approach to outserve our consumers and partners


#GRAB
DURIAN
20
Grab

Since 2015 - GrabFood Malaysia and Singapore runs the #GrabDurian campaign every year, serving up the King of Fruits to the delight of consumers, merchants and driver partners


Grab

2019 - Grab Thailand and Cambodia launched GrabTukTuk, an iconic three-wheeled motor transport option in the region which provides safety, convenience and flexibility



2021 - Grab Indonesia partnered with local government to establish Covid-19 drive-through vaccination service across Indonesia in support of the nation's vaccination drive


Tuntut, belanja dan menang!
Pilihan terbaik penjimatan segalanya Grab.
50
50

2020 - GrabPay appointed by the Malaysia's Ministry of Finance (MoF) as one of the official partners of the ePENJANA initiative to disperse RM50 ePENJANA credits to around 15 million Malaysians

Hyperlocal Execution	Enabling local experiences to serve the diversity and richness of 8 countries
Longstanding Government Relationships	Regular and transparent dialogues with local government agencies to navigate each market's unique complexities
Strategic Local Partnerships	Landmark partnerships with leading local corporates across various sectors

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Market opportunity Category leadership Superapp ecosystem Hyperlocalization Technology Team Localized Superapp for each of our markets Singapore Indonesia Malaysia Thailand 31

Market opportunity — Category leadership — Superapp ecosystem — Hyperlocalization — **Technology** — Team

Strong core technology and AI allows us to build a trusted and customized platform

Natural Language Processing
Bridging communication gap

85%
Predictive Search Accuracy (Food)[1]

Predictive AI Recommendations


Burger

Mapping Optimization
Predicting real time traffic and arrival times

Collecting Real Time Data



86%
ETA Accuracy (Transport)[1]

Marketplace Optimization
Predictive AI catering to individual needs

82%
POI Predictive Search Accuracy[1]

Predictive AI Recommendations


Search the Grab app
421.79
Top Up
Ride to
Food
Mart
Express
Transport

Trust and Safety
Create most trusted platform in SEA

Driver Facial Recognition


Move your head up and down

<0.2%
Fraud Loss Rate[2]

40 Terabytes
Data generated daily

25M
Cumulative POI[1]

300
AI & data science workforce

8
R&D centers

1. In Feb 2021
2. Fraud loss rate for Mobility, GrabFood, Express and Payments as at Dec 2020

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Market opportunity — Category leadership — Superapp ecosystem — Hyperlocalization — Technology — Team

Founders-led team with a deep bench



Anthony Tan
CEO & Co-Founder
TAN CHONG GROUP · RENAULT



Hooi-Ling Tan
Co-Founder
McKinsey & Company · salesforce



Ming Maa
President
SoftBank · Goldman Sachs



Peter Oey
Chief Financial Officer
Activision Blizzard · legalzoom



Chin Yin Ong
Chief People Officer
DXC technology · Business Services



Neneng Goenadi
Country Managing Director at Grab Indonesia
accenture



Russell Cohen
Group Managing Director Operations and Head of Mobility
SoftBank · Brightstar



Adelene Foo
Head of Merchants and GrabExpress
accenture



Mike Truong
Head of Product
Uber · EA



Demi Yu
Head of Deliveries
Uber · Credit Suisse



Reuben Lai
Head of Financial Services
Disney · Bain & Company



Vikas Agrawal
CTO - Financial Services
paytm



Suthen Thomas
CTO - Deliveries
LCA

33

Market opportunity Category leadership Superapp ecosystem Hyperlocalization Technology Team World-class, blue-chip shareholder base Founders Series A $5M Series C Series D-1 Series F Apr $54M $20M $790M Uber acquisition 2014 Oct 2014 May 2015 Sep 2016 Mar 2018 May 2014 Dec 2014 Aug 2016 Jul 2017 Series H Series B Series D Series E Series G 1 $6.2B $16M $250M $335M >$2.0B 1. Includes $400M of committed capital 34

Creating economic empowerment for everyone 35

01. Overview of Grab 03. 03. 02. Key Investment Highlights Financial Financial Highl Highlights ights 04. Appendix

Growing topline GMV ($B) Adj. Net Revenue ($B) 7% 8% 13% 14% 13% 13% +40% CAGR % GMV +42% CAGR 34.2 4.5 24.7 3.3 2.3 16.7 +96% CAGR 12.5 12.2 1.6 1.0 5.7 0.4 2018 2019 2020 2021 2022 2023 2018 2019 2020 2021 2022 2023 Actual Projected Actual Projected Note: Our 2018, 2019 and 2020 net revenue on which Adjusted Net Revenue is based is subject to an ongoing PCAOB audit 37 Adjusted Net Revenue is a non-IFRS financial measure, which adjusts our net revenue by adding back excess incentives. Excess incentives occur when payments made to driver/merchant partners exceed Grab’s revenue received from such driver/merchant partners (excess incentives are calculated on a monthly basis for each country and not on a driver-by-driver basis). See Appendix for an explanation of how we calculate Adjusted Net Revenue from net revenue

Improving profitability 1 2 Contribution Profit ($B) EBITDA ($B) (156)% (118%) 7% 21% 30% 37% (317)% (220%) (52%) (25%) (5%) 10% % Adj. Net Revenue % Adj. Net Revenue 1.7 0.5 1.0 0.5 (0.2) 0.1 (0.6) (0.8) (1.3) (0.7) Mobility segment EBITDA positive (2.3) (1.2) since 4Q 2019 2018 2019 2020 2021 2022 2023 2018 2019 2020 2021 2022 2023 Actual Projected Actual Projected Note: Our 2018, 2019 and 2020 net revenue on which Adjusted Net Revenue is based is subject to an ongoing PCAOB audit 1. Contribution Profit (Loss) is a non-IFRS financial measure, defined as Adjusted Net Revenue less direct costs (adjusted net revenue less subsidies, financial services costs, rewards costs and other direct costs) and sales and marketing expense 38 (marketing costs and acquisition costs). We use Contribution Profit (Loss) to evaluate our operating performance and trends. We believe that Contribution Profit (Loss) is a useful indicator of our profitability 2. Post regional costs

Deliveries is growing rapidly 1 Adj. Net Revenue (Pre-InterCo) Segment EBITDA (Pre-InterCo) GMV (Pre-InterCo) ($B) as % GMV as % Adj. Net Revenue +39% CAGR Take rate improvement 14.7 15% to reach steady state 9% 15% 15% 15% 15% 10.6 (2%) 7.5 8% +203% CAGR (34%) 5.5 6% (347%) 2.9 0.6 (478%) 2018 2019 2020 2021 2022 2023 2018 2019 2020 2021 2022 2023 2018 2019 2020 2021 2022 2023 Actual Projected Actual Projected Actual Projected Note: The segment GMV, Adjusted Net Revenue and EBITDA figures shown here are Pre-InterCo data, which means such data includes earnings and other amounts from transactions between entities within the group that are eliminated upon consolidation. These figures differ materially from actual segment GMV, Adjusted Net Revenue and EBITDA. See Appendix for a reconciliation. Investors should not place undue reliance on such data. Our 2018, 2019 and 2020 net revenue on which 39 Adjusted Net Revenue is based is subject to an ongoing PCAOB audit 1. Prior to regional costs

Mobility is EBITDA positive at scale 1 Segment EBITDA (Pre-InterCo) Adj. Net Revenue (Pre-InterCo) GMV (Pre-InterCo) ($B) as % GMV as % GMV +35% CAGR Take rate improvement 7.9 to reach steady state 12% 12% 12% 20% 20% 20% 8% 6.1 17% 5.7 4.6 4.2 10% 3.2 8% (4%) (11%) 2018 2019 2020 2021 2022 2023 2018 2019 2020 2021 2022 2023 2018 2019 2020 2021 2022 2023 Actual Projected Actual Projected Actual Projected Note: The segment GMV, Adjusted Net Revenue and EBITDA figures shown here are Pre-InterCo data, which means such data includes earnings and other amounts from transactions between entities within the group that are eliminated upon consolidation. These figures differ materially from actual segment GMV, Adjusted Net Revenue and EBITDA. See Appendix for a reconciliation. Investors should not place undue reliance on such data. Our 2018, 2019 and 2020 net revenue on which 40 Adjusted Net Revenue is based is subject to an ongoing PCAOB audit 1. Prior to regional costs

Financial Services offer a wide range of products and services Singapore Malaysia Philippines Thailand Vietnam Indonesia E-wallet ✔✔✔✔✔✔ Rewards program ✔✔✔✔✔✔ Payments & Rewards GrabPay Mastercard ✔✔ - - - - PayLater ✔✔✔ - -✔ Smartphone financing ✔✔✔✔✔ - Lending Driver cash loan / incentive advance 1 1 -✔✔✔✔ - Merchant working capital loan In progress ✔✔✔✔✔ Merchant invoice financing In progress ✔✔✔ -✔ Insurance Driver insurance In progress In progress ✔✔✔✔ Consumer insurance ✔✔✔✔✔✔ Cash management Wealth ✔ - - - -✔ 41 1. Through a co-lending arrangement

Financial Services is expanding and diversifying Adj. Net Revenue TPV (Pre-InterCo) ($B) (Pre-InterCo) ($M) off-Grab TPV Non-payments on-Grab TPV Payments +23% CAGR 630 Financial Services +29% CAGR Payments Digibank 19.1 Lending Insurance Wealth 292 439 14.6 376 359 11.3 GrabPay Cash loan Auto Money Loans 342 153 11.0 13 57 market +102% CAGR 22 7.8 Rewards Purchase Accident Deposits fund 8.9 financing 7.8 5.0 Remittance Travel Index fund Banking 4.0 Unsecured services 346 338 3.8 320 319 loan Robo- 286 90 7.7 advisory 2.2 6.8 6.0 0.5 4.9 4.0 90 1.7 2018 2019 2020 2021 2022 2023 2018 2019 2020 2021 2022 2023 Actual Projected Actual Projected Note: Our 2018, 2019 and 2020 net revenue on which Adjusted Net Revenue is based is subject to an ongoing PCAOB audit 42

Key investment highlights Massive underpenetrated opportunity Category leadership at scale Deeply integrated Superapp ecosystem Hyperlocal approach Proprietary and differentiated technology World-class management and shareholders 43

01. Overview of Grab 03. 04. 02. Key Investment Highlights Appendix Financial Highlights 03. Financial Highlights

GrabPay helps reinforce our Superapp flywheel GrabPay users are using more …have higher retention rates than cash users …spending more on our platform and services… 1.8x 2.2x 2.2x Average # of use cases per 1 2 TPV per user (US$) 12-month retention rate 1 user 45 1. As of Dec 2020 2. For the Dec 2019 cohort

Transaction structure summary

Sources ($M)	
SPAC Cash in Trust[1]	500
PIPE + FPA	4,040
Grab Equity Rollover	34,260
Total Sources	**38,800**

Uses ($M)	
Cash to Balance Sheet	4,390
Grab Equity Rollover	34,260
Est. Transaction Expenses	150
Total Uses	**38,800**

Pro Forma Valuation ($M)	
PF Shares Outstanding (M)[2]	3,955
Share Price ($)	10.00
PF Equity Value	**39,552**
(+) PF Net Debt / (Cash)[3]	(8,287)
PF Enterprise Value	**31,265**
2022E Adj. Net Revenue	3,268
PF EV / 2022E Adj. Net Revenue	9.6x

Pro Forma Ownership Split	
Existing Grab Shareholders	87.7%[4]
PIPE + FPA Investors	10.2%
SPAC Investors	1.3%
GrabForGood Fund	0.5%
SPAC Founder Shares	0.3%
Total	**100%**

Note: Excludes impact of 10M warrants held by public, 4M warrants held by forward purchase agreement participants (Altimeter Hedge Fund and JS Capital) and 12M warrants held by the sponsor. All warrants have a strike price of $11.50 per common share

1. SPAC sponsor has the ability to replace up to $500M of potential redemptions from the cash in trust. Excludes interest earned in the trust. SPAC cash amount subject to change depending on the actual interest earned in the trust
2. Comprises ~3,469M shares to existing Grab shareholders (on fully-diluted basis; includes ~43M of shares issued pursuant to an IPO grant), 404M PIPE + FPA shares, 50M existing SPAC public common shares, 20M shares issued for the GrabForGood Fund and 12.5M SPAC founder shares
3. Includes $400M of committed funding and $322M in estimated tax benefits
4. Includes ~43M shares issued pursuant to an IPO grant

46

Transaction Structure - Step 1: SPAC Merger • New Cayman ListCo (“PubCo”), SPAC Merger Sub and Target Merger Sub are SPAC PubCo Security holders (Cayman) formed PubCo stock, warrants • PubCo obtains listing approval • SPAC Merger Sub merges into SPAC (with SPAC Merger Sub surviving) Merger SPAC Merger Sub Target Merger Sub SPAC • Outstanding SPAC stock and warrants (Cayman) (Cayman) (Cayman) cancelled in exchange for PubCo stock and warrants 47

Transaction Structure - Step 2: Target Merger and PIPE Investment • PIPE investors purchase PubCo shares PIPE Investors • Target Merger Sub merges into Target, SPAC Cash with Target surviving Shareholders Target Shareholders • Outstanding Target stock cancelled in exchange for PubCo stock PubCo shares PubCo (Cayman) Merger SPAC Merger Sub Target Merger Sub Target (Cayman) (Cayman) (Cayman) 48

Transaction Structure: Resulting Structure PIPE SPAC Investors Target Shareholders Shareholders PubCo (Cayman) Target SPAC Merger Sub (Cayman) (Cayman) 49

Cap table

	Ordinary shares beneficially owned immediately prior to closing of the business combination[1]			Ordinary shares beneficially owned immediately after closing of the business combination[1,2]			
	Pre-closing ordinary share equivalents	% of total ordinary shares	% of voting power	Class A ordinary shares	Class B ordinary shares	% of total ordinary shares	% of voting Power[3]
Directors and Executive Officers							
Anthony Tan Ping Yeow	63,611,100[4]	2.6%	2.6%	-	122,882,311[5]	2.2%[5]	60.4%[5]
Tan Hooi Ling	19,608,169	0.8%	0.8%	-	25,555,107[6]	-[6]	-[6]
Ming-Hokng Maa	11,067,055	0.4%	0.4%	-	14,423,569[7]	-[7]	-[7]
Peter Oey	*	*	*	*	-	*	*
Chin Yin Ong	*	*	*	*	-	*	*
All Directors and Executive Officers as a Group	94,957,762	3.8%	3.8%	875,079	122,882,311	3.3%	60.4%
Principal Shareholders							
SoftBank Vision Fund[8]	536,469,904	21.7%	21.7%	699,175,218	-	18.6%	7.6%
Uber	411,192,808	16.6%	16.6%	535,902,982	-	14.3%	5.8%
Didi Chuxing	214,975,611	8.7%	8.7%	280,175,307	-	7.5%	3.1%
Toyota Motor Corp	171,033,526	6.9%	6.9%	222,906,079	-	5.9%	2.4%

Note: * Less than 1%

1. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person. Shares shown immediately prior to closing of the Business Combination reflect pre-closing equity grants to Mr. Tan, Ms. Ling and Mr. Maa of, respectively, 13,000,000, 6,500,000 and 5,400,000 pre-closing ordinary share equivalents. Shares shown immediately after closing of the Business Combination reflect the conversion rate of the pre-closing ordinary share equivalents in the Business Combination.
2. Information with respect to after the closing of the Business Combination is based on the assumptions described in slide 44, titled "Transaction structure summary", of the Grab Investor Presentation April 2021.
3. For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all Class A and Class B ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote and each Class B ordinary share will be entitled to 45 votes. Each Class B ordinary share will be convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares will not be convertible into Class B ordinary shares under any circumstances.
4. Includes 14,425,710 pre-closing ordinary share equivalents held by Hibiscus Worldwide Ltd., a Cayman limited company ("Hibiscus"). Pursuant to the voting trust agreement (the "Voting Trust Agreement"), dated December 4, 2015, among Hibiscus, the Company and Mr. Tan, Mr. Tan has sole voting power over all of the shares held by Hibiscus and accordingly he is deemed to beneficially own these shares.
5. Consists of the 64,102,768 Class B ordinary shares to be beneficially owned by Mr. Tan; 18,800,867 Class B ordinary shares to be held by Hibiscus and deemed beneficially owned by Mr. Tan pursuant to the Voting Trust Agreement; 25,555,107 Class B ordinary shares to be held by Ms. Ling and deemed beneficially owned by Mr. Tan pursuant to the Shareholders Deed (as defined below); and 14,423,569 Class B ordinary shares to be held by Mr. Maa and deemed beneficially owned by Mr. Tan pursuant to the Shareholders' Deed. The Class B ordinary shares held by Ms. Ling and Mr. Maa will be deemed beneficially owned by Mr. Tan pursuant to a shareholders' deed (the "Shareholders' Deed") to be entered into concurrently with the business combination agreement, irrevocably appointing Mr. Tan as attorney-in-fact and proxy to vote all of their Class B ordinary shares.
6. Pursuant to the Shareholders Deed, these shares will be voted solely, and deemed beneficially owned, by Mr. Tan.
7. Pursuant to the Shareholders Deed, these shares will be voted solely, and deemed beneficially owned, by Mr. Tan.
8. Includes $400 million in committed funding from Softbank Vision Fund.

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Cap table analysis at various prices

($M)	
Pre-money enterprise value	**30,363**
Grab's existing EV to equity value bridge	3,897[1]
Pre-money equity value	**34,260**
Gross primary proceeds	4,540
PIPE size	4,040
SPAC cash in trust[2]	500
Sponsor promote	125
IPO Grant	427
GrabForGood Fund	200
PF post-money equity value	**39,552**
PF EV to equity value bridge	8,287
Grab's existing EV to equity value bridge	3,897
Net primary proceeds	4,390
Gross proceeds	4,540
Estimated transaction expense	(150)
PF enterprise value	**31,265**
Price per share ($)	10.00
Other metrics (M shares)	
GrabForGood fund share commitment[3]	20
IPO Grant	33
Total Grab shares (fully diluted)	2,629
Exchange ratio	**1.30**

	Share price					
(M)	**$10.00**	**$11.50**	**$12.50**	**$15.00**	**$17.50**	**$18.00**
Shares outstanding at merger close						
Existing Grab Shareholders (rollover)	3,426.0	3,426.0	3,426.0	3,426.0	3,426.0	3,426.0
PIPE investor shares (including Sponsor co-investment)	404.0	404.0	404.0	404.0	404.0	404.0
SPAC investor shares	50.0	50.0	50.0	50.0	50.0	50.0
Sponsor promote shares	12.5	12.5	12.5	12.5	12.5	12.5
New IPO grant	42.7	42.7	42.7	42.7	42.7	42.7
GrabForGood fund shares	20.0	20.0	20.0	20.0	20.0	20.0
Total shares outstanding at merger close	**3,955.2**	**3,955.2**	**3,955.2**	**3,955.2**	**3,955.2**	**3,955.2**
Warrants (based on Treasury Stock Method)						
Sponsor warrants	12.0	12.0	12.0	12.0	12.0	12.0
SPAC investors warrants	10.0	10.0	10.0	10.0	10.0	10.0
FPA investors' warrants	4.0	4.0	4.0	4.0	4.0	4.0
Net shares issued against sponsor warrants	-	-	1.0	2.8	4.1	4.3
Net shares issued against SPAC warrants	-	-	0.8	2.3	3.4	3.6
Net shares issued against FPA investors' warrants	-	-	0.3	0.9	1.4	1.4
Total net shares issued pursuant to warrants	**-**	**-**	**2.1**	**6.1**	**8.9**	**9.4**
Total diluted shares outstanding	**3,955.2**	**3,955.2**	**3,957.3**	**3,961.3**	**3,964.1**	**3,964.6**
PF ownership split (%)						
Sponsor promote + warrants	0.3%	0.3%	0.3%	0.4%	0.4%	0.4%
SPAC investors + warrants	1.3%	1.3%	1.3%	1.3%	1.3%	1.4%
FPA investors' warrants	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
PIPE investors (including sponsor co-investment)	10.2%	10.2%	10.2%	10.2%	10.2%	10.2%
Existing Grab shareholders	86.6%	86.6%	86.6%	86.5%	86.4%	86.4%
IPO grant	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%
GrabForGood fund	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Note: As of March 31, 2021; Indicative (i.e PIPE size and valuation metrics subject to finalisation) and subject to final update prior to signing; An existing JV partner in a Grab subsidiary has the option to swap its shares in the Grab subsidiary into the listco which could result in additional 42,146,630 listco shares issued, approximately 6 months from listing; An existing JV partner in another Grab subsidiary has the option to swap its shares in the Grab subsidiary into the listco which could result in additional 79,302,487 listco shares issued, approximately 3 years from now; Excludes shares reserved for the new ESOP / ESPP plans

1. Includes $400M of committed funding and $322M in estimated tax benefits
2. SPAC sponsor has the ability to replace up to $500M of potential redemptions from the cash in trust. Excludes interest earned in the trust. SPAC cash amount subject to change depending on the actual interest earned in the trust
3. Shares committed by Grab to fund GrabForGood fund

51

Key Terms - Staged Lock-Up Release Plan

D = Listing Day	Price Threshold	% Post-Transaction Fully Diluted Total Shares Outstanding (TSO)[1]						%TSO	
		Mgmt[2]	Top 5 GHI	Top 70% (exc. Top 5)	Other GHI + Employees	SPAC	PIPE[3]		
		2.3%	47.7%	12.4%	24.2%	1.3%	10.2%	Released	Cumulative
Day 1 (D - 19 July)	n.a.	-	-	30% (3.7% TSO)	100% (24.2% TSO)	100% (1.3% TSO)	-	29.2%	29.2%
PIPE registration (D+ ~30 to 75)	n.a.	-	-	-	-	-	100% (10.2% TSO)	10.1%	39.4%
5 days after 2Q results (D+50-60)	>$12.50[4]	50% (1.2% TSO)	50% (23.9% TSO)	35% (4.3% TSO)	-	-	-	29.4%	68.7%
180 days after (D+180)	n.a.	50% (1.2% TSO)	50% (23.9% TSO)	35% (4.3% TSO)	-	-	-	29.4%	98.1%[5]

1. Excludes Sponsor promote shares, IPO grants, GrabForGood fund and shares reserved under the new ESOP / ESPP
2. Members of management who have not exercised vested options or settled RSUs prior to closing will not be able to exercise or settle such options or RSUs, respectively, until Form S-8 is filed which is expected to occur 60 days after closing
3. Includes PIPE shares at $34.3B pre-money equity value for a $4.04B PIPE, which will be registered ~30 to 75 days after listing
4. For any 5 trading days within the 10 consecutive trading day period preceding such earnings release or for any 5 trading days within any 10 consecutive trading day period after such earnings release
5. Remaining 1.9% relating to the Sponsor promote, IPO grants and GrabForGood fund

52

Attractively priced relative to our global peers Peer 2022E average: 10x 2022E multiple 2023E multiple Peer 2023E average: 8x 12x 11x 10x 10x 9 – 11x 9x Enterprise 8x 8x 7x 7x 7 – 8x value / 6x revenue Peer 2022E average: 0.23x 0.47x Growth Peer 2023E average: 0.17x 0.40x 0.38x 0.23x – 0.24x adjusted 0.31x 0.17x – 0.18x 0.23x enterprise 0.18x 0.17x 0.17x 0.11x 0.11x value / 1 revenue 2 2020–2022 43% 27% 65% 64% 44% 20% Revenue CAGR 2020–2023 42% 27% 52% 49% 42% 21% Revenue CAGR Source: FactSet as of Mar 12, 2021 53 1. 2022 metric defined as 2022 revenue multiple divided by 2020-2022 revenue CAGR, 2023 metric defined as 2023 revenue multiple divided by 2020-2023 revenue CAGR; 2. Grab figures based on adjusted net revenue

Reconciliation from Pre-InterCo to Post-InterCo GMV Actuals Projections ($B) 2018 2019 2020 2021 2022 2023 Deliveries Pre-InterCo 0.6 2.9 5.5 7.5 10.6 14.7 InterCo adj. 0.0 0.0 0.0 0.0 0.0 0.0 Post-InterCo 0.6 2.9 5.5 7.5 10.6 14.7 Mobility Pre-InterCo 4.6 5.7 3.2 4.2 6.1 7.9 InterCo adj. 0.0 (0.0) (0.0) (0.0) (0.0) (0.0) Post-InterCo 4.6 5.7 3.2 4.2 6.1 7.9 Financial Services Pre-InterCo 2.2 7.8 8.9 11.0 14.6 19.1 InterCo adj. (1.7) (4.2) (5.1) (6.0) (6.8) (7.7) Post-InterCo 0.5 3.6 3.8 4.9 7.8 11.3 Enterprise & Others Pre-InterCo 0.00 0.01 0.03 0.1 0.2 0.3 InterCo adj. 0.00 0.00 0.00 0.0 0.0 0.0 Post-InterCo 0.00 0.01 0.03 0.1 0.2 0.3 Consolidated Pre-InterCo 7.4 16.4 17.6 22.8 31.5 42.0 InterCo adj. (1.7) (4.2) (5.1) (6.0) (6.8) (7.7) Post-InterCo 5.7 12.2 12.5 16.7 24.7 34.2 Note: These figures are presented to show segment and consolidated metrics (a) before elimination of intra-group transactions, which means such data includes earnings and other amounts from transactions between entities within the group that 54 are eliminated upon consolidation and (b) after elimination of intra-group transactions, which is the basis on which our consolidated financial data is prepared.

Reconciliation from Pre-InterCo to Post-InterCo Adj. Net Revenue Actuals Projections ($B) 2018 2019 2020 2021 2022 2023 Deliveries Pre-InterCo 0.0 0.2 0.8 1.2 1.6 2.2 InterCo adj. (0.0) (0.0) (0.0) (0.0) 0.0 0.0 Post-InterCo 0.0 0.2 0.8 1.2 1.6 2.2 Mobility Pre-InterCo 0.4 0.6 0.5 0.8 1.2 1.6 InterCo adj. (0.0) (0.0) (0.0) (0.0) (0.0) (0.0) Post-InterCo 0.4 0.6 0.5 0.8 1.2 1.6 Financial Services Pre-InterCo 0.1 0.4 0.3 0.4 0.4 0.6 InterCo adj. (0.1) (0.1) (0.1) (0.1) (0.2) (0.2) Post-InterCo 0.0 0.2 0.2 0.2 0.3 0.4 Enterprise & Others Pre-InterCo 0.00 0.01 0.03 0.1 0.2 0.3 InterCo adj. 0.00 0.00 0.00 0.0 0.0 0.0 Post-InterCo 0.00 0.01 0.03 0.1 0.2 0.3 Consolidated Pre-InterCo 0.5 1.2 1.7 2.5 3.4 4.7 InterCo adj. (0.1) (0.1) (0.1) (0.1) (0.2) (0.2) Post-InterCo 0.4 1.0 1.6 2.3 3.3 4.5 Note: These figures are presented to show segment and consolidated metrics (a) before elimination of intra-group transactions, which means such data includes earnings and other amounts from transactions between entities within the group that 55 are eliminated upon consolidation and (b) after elimination of intra-group transactions, which is the basis on which our consolidated financial data is prepared.

Reconciliation from Pre-InterCo to Post-InterCo EBITDA Actuals Projections ($B) 2018 2019 2020 2021 2022 2023 Deliveries Pre-InterCo (0.2) (0.8) (0.3) (0.0) 0.1 0.3 InterCo adj. (0.0) 0.0 0.1 0.1 0.1 0.1 Post-InterCo (0.2) (0.8) (0.2) 0.1 0.2 0.5 Mobility Pre-InterCo (0.5) (0.2) 0.3 0.5 0.7 1.0 InterCo adj. 0.1 0.0 0.1 0.0 0.1 0.1 Post-InterCo (0.4) (0.2) 0.3 0.5 0.8 1.0 Financial Services Pre-InterCo (0.2) (0.5) (0.2) (0.3) (0.3) (0.1) InterCo adj. (0.0) (0.0) (0.2) (0.1) (0.2) (0.2) Post-InterCo (0.2) (0.5) (0.4) (0.5) (0.4) (0.3) Enterprise & Others Pre-InterCo (0.0) (0.0) (0.0) 0.0 0.1 0.1 InterCo adj. 0.0 0.0 0.0 0.0 0.0 0.0 Post-InterCo (0.0) (0.0) (0.0) 0.0 0.1 0.1 Regional costs (0.5) (0.7) (0.6) (0.7) (0.8) (0.8) Consolidated Pre-InterCo (1.3) (2.3) (0.8) (0.6) (0.2) 0.5 InterCo adj. 0.0 0.0 (0.0) (0.0) 0.0 (0.0) Post-InterCo (1.3) (2.3) (0.8) (0.6) (0.2) 0.5 Note: These figures are presented to show segment and consolidated metrics (a) before elimination of intra-group transactions, which means such data includes earnings and other amounts from transactions between entities within the group that 56 are eliminated upon consolidation and (b) after elimination of intra-group transactions, which is the basis on which our consolidated financial data is prepared.

1 Reconciliation from Net Revenue to Adjusted Net Revenue ($M) 2018 2019 2020 Comment ◼ Gross Billing is a measure by which the Company evaluates and manages its business. The Company Gross Billing 966 1,667 1,816 defines Gross Billing as the total sum attributable to the Company from each transaction, without any adjustments for incentives paid to its customers ◼ Base Incentives refer to the amount of incentives to driver and merchant partners up to the amount of Drivers and Merchants Base Incentives (550) (633) (223) commissions earned by Grab from those drivers and merchants Adjusted Net Revenue 416 1,034 1,593◼ Gross Billing less base incentives ◼ Excess Incentives occur when payments made to driver/merchant partners exceed Grab’s revenue Drivers and Merchants Excess Incentives (371) (579) (396) received from such driver/merchant partners (excess incentives are calculated on a monthly basis for each country and not on a driver-by-driver basis) 1 Net Revenue 46 455 1,197◼ Adjusted Net Revenue less excess incentives Note: Our 2018, 2019 and 2020 historical financial data are subject to an ongoing PCAOB audit 57 1. Net revenue is calculated for each country by cities on a monthly basis and then aggregated

Reconciliation from EBITDA to Net Loss ($B) 2018 2019 2020 EBITDA (1.3) (2.3) (0.8) Reconciling items: Other income / expense 0.1 - - Interest expense from RCPS (0.4) (1.1) (1.4) Depreciation / amortization (0.8) (0.7) (0.4) Net loss (2.5) (4.0) (2.7) Note: Our 2018, 2019 and 2020 historical financial data are subject to an ongoing PCAOB audit 58

Post-InterCo Financials

($B)	2018A	2019A	2020A	2021E	2022E	2023E
	Actuals			Projections		
Overall						
GMV - Post Inter-Co	5.7	12.2	12.5	16.7	24.7	34.2
Growth (%)		*115%*	*2%*	*34%*	*48%*	*39%*
MTU[1] (Millions)	23	29	25	29	36	43
Growth (%)		*27%*	*(16%)*	*20%*	*23%*	*19%*
GMV per MTU[1] ($)	249	419	511	571	684	799
Growth (%)		*68%*	*22%*	*12%*	*20%*	*17%*
Adjusted Net Revenue - Post Inter-Co[2]	0.4	1.0	1.6	2.3	3.3	4.5
Growth (%)		*148%*	*54%*	*46%*	*40%*	*39%*
Contribution Profit - Post Inter-Co[3]	(0.7)	(1.2)	0.1	0.5	1.0	1.7
% of GMV	*(11%)*	*(10%)*	*1%*	*3%*	*4%*	*5%*
EBITDA - Post Interco, Pre Regional Costs[4]	(0.8)	(1.6)	(0.2)	0.2	0.6	1.3
% of GMV	*(14%)*	*(13%)*	*(2%)*	*1%*	*3%*	*4%*
EBITDA - Post Interco, Post Regional Costs	(1.3)	(2.3)	(0.8)	(0.6)	(0.2)	0.5
% of GMV	*(23%)*	*(19%)*	*(7%)*	*(3%)*	*(1%)*	*1%*
Deliveries						
GMV - Post Inter-Co	0.6	2.9	5.5	7.5	10.6	14.7
Growth (%)		*396%*	*86%*	*38%*	*42%*	*38%*
Adjusted Net Revenue - Post Inter-Co[2]	0.03	0.2	0.8	1.2	1.6	2.2
Growth (%)		*698%*	*228%*	*46%*	*39%*	*38%*
Take Rate[5] (%)	*5%*	*8%*	*14%*	*15%*	*15%*	*15%*
Contribution Profit - Post Inter-Co[3]	(0.1)	(0.7)	(0.0)	0.1	0.3	0.5
% of GMV	*(24%)*	*(25%)*	*(1%)*	*2%*	*3%*	*4%*
EBITDA - Post Interco	(0.2)	(0.8)	(0.2)	0.1	0.2	0.5
% of GMV	*(29%)*	*(28%)*	*(3%)*	*1%*	*2%*	*3%*

Note: 1. Monthly Transaction Users ("MTUs") is defined as monthly number of unique users who transact via Grab's products, where transact means to have successfully paid for any of our products; 2. Adjusted Net Revenue is a non-IFRS financial measure, which adjusts our net revenue by adding back excess incentives. Excess incentives occur when payments made to driver/ merchant partners exceed Grab's revenue received from such driver/merchant partners (excess incentives are calculated on a monthly basis for each country and not on a driver-by-driver basis). Our net revenue on which our Adjusted Net Revenue is based is subject to an ongoing PCAOB audit. 3. Contribution Profit (Loss) is a non-IFRS financial measure, defined as Adjusted Net Revenue less direct costs (adjusted net revenue less subsidies, financial serviother direct costs) and sales and marketing expense (marketing costs and acquisition costs). We use Contribution Profit (Loss) to evaluate our operating performance and trends. We believe that Contribution Profit (Loss) is a useful indicator of our profitability; 4. Regional costs comprises staff ces costs, rewards costs and costs (Grab engineering teams, corporate finance team, C-suite etc.), subscription costs (such as cloud services, SMS costs, software subscription, mapping costs etc.), and other operating costs that are not allocatable to a segment. 5. Take rate for segment is calculated as Adjusted Net Revenue / GMV.

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Post-InterCo Financials (Cont’d) Actuals Projections ($B) 2018A 2019A 2020A 2021E 2022E 2023E Mobility GMV - Post Inter-Co 4.6 5.7 3.2 4.2 6.1 7.9 Growth (%) 23% (43%) 29% 46% 30% Adjusted Net Revenue - Post Inter-Co 0.4 0.6 0.5 0.8 1.2 1.6 Growth (%) 56% (2%) 55% 44% 30% Take Rate (%) 8% 10% 17% 20% 20% 20% Contribution Profit - Post Inter-Co (0.4) (0.1) 0.4 0.6 0.8 1.1 % of GMV (8%) (2%) 12% 14% 13% 14% EBITDA - Post Interco (0.4) (0.2) 0.3 0.5 0.8 1.0 % of GMV (9%) (4%) 10% 13% 13% 13% Financial Services off-Grab TPV 0.5 3.6 3.8 4.9 7.8 11.3 Growth (%) 666% 6% 31% 58% 45% Adjusted Net Revenue - Post Inter-Co 0.03 0.2 0.2 0.2 0.3 0.4 Growth (%) 713% (1%) 7% 15% 59% Contribution Profit - Post Inter-Co (0.2) (0.4) (0.2) (0.3) (0.2) (0.1) % of GMV (33%) (10%) (6%) (5%) (3%) (1%) EBITDA - Post Interco (0.2) (0.5) (0.4) (0.5) (0.4) (0.3) % of GMV (49%) (15%) (10%) (9%) (5%) (3%) Enterprise & Others GMV 0.00 0.01 0.03 0.1 0.2 0.3 Growth (%) 57% 357% 251% 78% 68% Adjusted Net Revenue 0.00 0.01 0.03 0.1 0.2 0.3 Growth (%) 383% 339% 190% 82% 73% EBITDA (0.00) (0.01) (0.00) 0.01 0.1 0.1 % of GMV (96%) (209%) (3%) 10% 29% 37% 60

1 Pre-InterCo Financials Actuals Projections ($B) 2018A 2019A 2020A 2021E 2022E 2023E Overall GMV - Pre Inter-Co 7.4 16.4 17.6 22.8 31.5 42.0 Growth (%) 121% 7% 29% 38% 33% MTU (Million) 23 29 25 29 36 43 Growth (%) 27% (16%) 20% 23% 19% GMV per MTU ($) 324 563 719 777 872 979 Growth (%) 74% 28% 8% 12% 12% Adjusted Net Revenue - Pre Inter-Co 0.5 1.2 1.7 2.5 3.4 4.7 Growth (%) 138% 47% 44% 39% 37% Contribution Profit - Pre Inter-Co (0.7) (1.2) 0.1 0.5 1.0 1.7 % of GMV (9%) (8%) 1% 2% 3% 4% EBITDA - Pre Interco, Pre Regional Costs (0.8) (1.6) (0.2) 0.2 0.6 1.3 % of GMV (11%) (10%) (1%) 1% 2% 3% Deliveries GMV - Pre Inter-Co 0.6 2.9 5.5 7.5 10.6 14.7 Growth (%) 396% 86% 38% 42% 38% Adjusted Net Revenue - Pre Inter-Co 0.04 0.2 0.8 1.2 1.6 2.2 Growth (%) 589% 227% 46% 39% 38% Take Rate (%) 6% 8% 15% 15% 15% 15% Contribution Profit - Pre Inter-Co (0.1) (0.7) (0.2) 0.0 0.2 0.4 % of GMV (24%) (25%) (3%) 0% 2% 3% EBITDA - Pre Interco (0.2) (0.8) (0.3) (0.0) 0.1 0.3 % of GMV (28%) (29%) (5%) (0%) 1% 2% Note: 1. The “Pre-Interco” data set forth in this section does not reflect elimination of intra-group transactions, which means this data includes earnings and other amounts from transactions between entities within the group that are eliminated 61 upon consolidation. Such data differs materially from the corresponding figures post-elimination of intra-group transactions. See page 45 - 47 for a reconciliation. Investors should not place under reliance on such data.

Pre-InterCo Financials[1] (Cont'd)

	Actuals			Projections		
($B)	2018A	2019A	2020A	2021E	2022E	2023E
Mobility						
GMV - Pre Inter-Co	4.6	5.7	3.2	4.2	6.1	7.9
Growth (%)		*23%*	*(43%)*	*29%*	*46%*	*30%*
Adjusted Net Revenue - Pre Inter-Co	0.4	0.6	0.5	0.8	1.2	1.6
Growth (%)		*54%*	*(2%)*	*55%*	*44%*	*30%*
Take Rate (%)	*8%*	*10%*	*17%*	*20%*	*20%*	*20%*
Contribution Profit - Pre Inter-Co	(0.4)	(0.2)	0.3	0.5	0.7	1.0
% of GMV	*(9%)*	*(3%)*	*10%*	*13%*	*12%*	*13%*
EBITDA - Pre Interco	(0.5)	(0.2)	0.3	0.5	0.7	1.0
% of GMV	*(11%)*	*(4%)*	*8%*	*12%*	*12%*	*12%*
Financial Services						
TPV - Pre Inter-Co	2.2	7.8	8.9	11.0	14.6	19.1
Growth (%)		*255%*	*15%*	*23%*	*33%*	*30%*
Adjusted Net Revenue - Pre Inter-Co	0.1	0.4	0.3	0.4	0.4	0.6
Growth (%)		*297%*	*(5%)*	*10%*	*17%*	*44%*
Contribution Profit - Pre Inter-Co	(0.1)	(0.3)	(0.1)	(0.1)	(0.0)	0.1
% of GMV	*(5%)*	*(4%)*	*(1%)*	*(1%)*	*(0%)*	*1%*
EBITDA - Pre Interco	(0.2)	(0.5)	(0.2)	(0.3)	(0.3)	(0.1)
% of GMV	*(8%)*	*(6%)*	*(3%)*	*(3%)*	*(2%)*	*(1%)*
Enterprise & Others						
GMV	0.00	0.01	0.03	0.1	0.2	0.3
Growth (%)		*57%*	*357%*	*251%*	*78%*	*68%*
Adjusted Net Revenue	0.00	0.01	0.03	0.1	0.2	0.3
Growth (%)		*383%*	*339%*	*190%*	*82%*	*73%*
EBITDA	(0.00)	(0.01)	(0.00)	0.0	0.1	0.1
% of GMV	*(96%)*	*(209%)*	*(3%)*	*10%*	*29%*	*37%*

Note: 1. The "Pre-Interco" data set forth in this section does not reflect elimination of intra-group transactions, which means this data includes earnings and other amounts from transactions between entities within the group that are eliminated upon consolidation. Such data differs materially from the corresponding figures post-elimination of intra-group transactions. See page 45 - 47 for a reconciliation. Investors should not place under reliance on such data.

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Historical balance sheet As of Dec 31 ($M) 2018 2019 2020 Non-current assets 2,362 1,886 1,753 Plant and equipment 405 530 397 Intangible assets and Goodwill 1,750 1,204 908 Investment in associates 23 33 17 Other investment 184 119 431 Current assets 3,308 3,193 3,788 Inventories 1 5 3 Trade and other receivables 389 449 330 Other investments, including derivatives 1,748 1,227 - 1 Cash and cash equivalents 1,169 1,512 3,455 Total assets 5,670 5,079 5,541 Equity attributable to owners of the Company (1,185) (4,339) (6,287) Share capital 57 77 108 Reserves 3,007 3,586 4,004 Accumulated losses (4,249) (8,001) (10,399) Non-controlling interests 132 67 29 Total equity - deficit (1,053) (4,272) (6,258) Note: Our 2018, 2019 and 2020 historical financial data are subject to an ongoing PCAOB audit 63 1. Includes amount of deposits / restricted cash which are subject to regulatory restrictions and therefore not available for general use within the group

Historical balance sheet (cont’d) As of Dec 31 ($M) 2018 2019 2020 Non-current liabilities 6,117 8,508 10,925 Convertible redeemable preference shares 5,847 8,256 10,726 Loan and Borrowings 162 182 155 Provisions 2 3 3 Other payables 12 16 16 Deferred tax liabilities 93 52 25 Current liabilities 606 843 874 Loan and Borrowings 88 163 96 Trade and other payables 517 677 776 Provisions 2 3 3 Current tax liabilities 0 0 0 Total liabilities 6,724 9,351 11,799 Total equity and liabilities 5,670 5,079 5,541 Note: Our 2018, 2019 and 2020 historical financial data are subject to an ongoing PCAOB audit 64

Historical statement of cash flows For the year ended Dec 31 ($M) 2018 2019 2020 Cash flows from operating activities Loss before income tax (2,581) (4,074) (2,735) Adjustments for: Amortisation of intangible assets 757 591 285 Depreciation of property, plant and equipment 58 113 126 Impairment of intangible assets - 32 0 Impairment of property, plant and equipment - 32 58 Equity-settled share based payment 9 32 60 Finance costs 461 1,053 1,434 Net impairment loss on financial assets 6 42 8 Finance income (56) (76) (52) (Gain)/loss on disposal of property, plant and 1 (0) (0) equipment Loss on disposal of intangible assets - 1 0 Other investment written off - 5 2 Share of loss of equity-accounted investees (net of 0 0 6 tax) (1,346) (2,250) (809) Changes in: Inventories (0) (3) 1 Trade and other receivables (239) (83) 69 Trade and other payables 233 221 42 Cash used in operations (1,353) (2,114) (697) Tax paid (3) (7) 0 Net cash used in operating activities (1,356) (2,122) (697) Note: Our 2018, 2019 and 2020 historical financial data are subject to an ongoing PCAOB audit 65

Historical statement of cash flows (cont’d) For the year ended Dec 31 (($M) 2018 2019 2020 Cash flows from investing activities Acquisition of property, plant and equipment (59) (72) (63) Acquisition of intangible assets (10) (43) (1) Proceeds from disposal of property, plant and 1 7 0 equipment Proceeds from disposal of subsidiary without a 0 - 0 change in control Acquisition of subsidiaries, net of cash acquired 27 (22) (2) Acquisition of equity accounted investee (24) (10) 0 Net proceeds from / (acquisition of) other (1,834) 579 (299) investments Deposits pledged - (139) 0 Interest received 37 76 51 Net cash from/(used) in investing activities (1,861) 375 (314) Cash flows from financing activities Proceeds from exercise of share options 18 5 7 Proceeds from borrowings 10 - 4 Repayment of borrowings (63) (79) 0 Payment of lease liabilities - (30) (14) Proceeds from issue of convertible redeemable 2,735 1,938 1,389 preference shares Proceeds from changes in non-controlling interest 214 124 329 without a loss of control Interest paid (3) (20) (18) Net cash from financing activities 2,910 1,938 1,697 Net increase/(decrease) in cash and cash (306) 191 686 equivalents Cash and cash equivalents at 1 January 1,483 1,169 2,731 Effect of exchange rate fluctuations on cash held (6) 13 38 Adjustments on initial application of IFRS 9 (1) - 0 Cash and cash equivalents at 31 December 1,169 1,373 3,455 Note: Our 2018, 2019 and 2020 historical financial data are subject to an ongoing PCAOB audit 66

Risk factors relating to Grab ▪ Grab faces intense competition across the segments and markets it serves. ▪ Grab has had deficiencies in net assets and incurred net losses in each year since inception and may not be able to continue to raise sufficient capital or achieve or sustain profitability. ▪ Grab’s brand and reputation are among its most important assets and are critical to the success of its business. ▪ The COVID-19 pandemic has materially impacted Grab’s business, is still ongoing, and it or other pandemics or public health threats could adversely affect Grab’s business, financial condition, results of operations and prospects. ▪ If Grab fails to manage its growth effectively, its business, financial condition, results of operations and prospects could be materially and adversely affected. ▪ Grab’s business may not continue to grow at historical levels, which could adversely affect its prospects. ▪ Grab’s business segments are still in relatively early stages of growth, and if these segments do not continue to grow, grow slower than Grab expects, or fail to grow as large as Grab expects or achieve profitability, Grab’s business, financial condition, results of operations and prospects could be materially and adversely affected. ▪ The expansion of Grab’s financial services business may not ultimately be successful and could subject Grab to additional requirements and risks. ▪ If Grab is unable to maintain and enhance its ecosystem, Grab’s results of operations and prospects could be adversely affected. ▪ Grab’s business is subject to both geographic and business concentration risks. ▪ Improper, dangerous, illegal or otherwise inappropriate activity by Grab’s consumers or driver or merchant partners or other third parties could harm Grab’s business and reputation and expose Grab to liability. ▪ Grab’s pricing methodologies are impacted by a number of factors and ultimately may not be successful in attracting and retaining consumers and driver and merchant partners. ▪ Grab may not be able to make acquisitions or investments, or successfully integrate them into Grab’s business. ▪ Failure to safeguard the personal and business sensitive data of Grab’s consumers and driver and merchant partners, and protect Grab’s network against security breaches, could damage its reputation and brand, resulting in an adverse effect on its business and results of operations. ▪ Grab is subject to various anti-corruption laws. Grab has substantially completed an internal investigation into potential violations of certain anti-corruption laws related to its operations in one of the countries in which it operates and has voluntarily self-reported the potential violations to the U.S. Department of Justice. Although Grab does not believe the issues that were the subject of its internal investigation would result in material financial penalties, there can be no assurance that failure to comply with any such laws would not have a material adverse effect on it. ▪ The proper uninterrupted functioning of Grab’s highly complex information technology platform is essential to Grab’s business. ▪ Grab’s business depends upon the interoperability of Grab’s Superapp and platform with different devices, operating systems and third-party software that Grab does not control. 67

Risk factors relating to Grab (cont’d) ▪ Grab relies to a large extent on third-party cloud infrastructure services providers, including Amazon Web Services and Microsoft Azure, and any disruption of or interference with Grab’s use of their services could adversely affect Grab’s business, financial condition, results of operations and prospects. ▪ Security breaches involving sensitive and confidential information could also expose Grab to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental investigation. ▪ If Grab does not adequately protect its intellectual property rights, or if third parties claim that Grab is misappropriating the intellectual property of others, Grab may incur significant costs and its business, financial condition, results of operations and prospects may be adversely affected. ▪ Grab relies on its partnerships with financial institutions and other third parties for the payment processing infrastructure, and if these elements become unavailable or unavailable on favorable terms, Grab’s business, financial condition, results of operations and prospects could be materially and adversely affected. ▪ Unfavorable media coverage could harm Grab’s business, financial condition, results of operations and prospects. ▪ Grab relies on third-party background check providers to screen potential drivers and they may fail to provide accurate information. ▪ Grab’s company culture has contributed to its success and if Grab cannot maintain and evolve Grab’s culture as it grows, Grab’s business could be materially and adversely affected. ▪ Grab depends on talented, experienced and committed personnel, including engineers, to grow and operate Grab’s business, and if Grab is unable to recruit, train, motivate and retain qualified personnel, Grab’s business, financial condition, results of operations and prospects may be materially and adversely affected. ▪ Grab faces intense competition for highly skilled personnel, especially engineers. ▪ Grab’s business is subject to numerous legal and regulatory risks that could have an adverse impact on Grab’s business and prospects. ▪ Grab’s business is subject to extensive and evolving regulation and oversight relating to the provision of payment and financial services. ▪ If Grab’s drivers are reclassified as employees, there may be adverse business, financial, tax, legal and other consequences. ▪ Grab is exposed to fluctuations in currency exchange rates. ▪ Grab tracks certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of Grab’s operational metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect Grab’s business and reputation. ▪ Industry data, projections and estimates contained in this proxy statement/prospectus are inherently uncertain and subject to interpretation. Accordingly, you should not place undue reliance on such information. 68

Risk factors relating to Grab (cont’d) ▪ Grab’s business depends heavily on insurance coverage provided by third parties, and Grab is subject to the risk that this may be insufficient or that insurance providers may be unable to meet their obligations. ▪ Grab has incurred a significant amount of debt and may in the future incur additional indebtedness. Grab’s payment obligations under such indebtedness may limit the funds available to us, and the terms of Grab’s debt agreements may restrict its flexibility in operating its business. ▪ Increases in fuel, food, labor, energy, and other costs could adversely affect Grab. ▪ An increase in the use of credit and debit cards may result in lower growth or a decline in the use of Grab’s e- wallet services. ▪ Grab’s reported results of operations may be adversely affected by changes in accounting principles. ▪ Changes in, or failure to comply with, competition laws could adversely affect Grab. ▪ Adverse litigation judgments or settlements resulting from legal proceedings in which Grab may be involved could expose Grab to monetary damages or limit the ability to operate its business. ▪ Grab allows consumers to pay for services using cash, which raises numerous regulatory, operational, and safety concerns. If Grab does not successfully manage those concerns, Grab could become subject to adverse regulatory actions and suffer reputational harm or other adverse financial and accounting consequences. ▪ Grab may be affected by governmental economic and trade sanctions laws and regulations that apply to Myanmar. ▪ Grab in certain jurisdictions is subject to restrictions on foreign ownership. ▪ Grab is subject to risks associated with operating in the rapidly evolving Southeast Asia, and Grab is therefore exposed to various risks inherent in operating and investing in the region. ▪ Grab’s revenue and net income may be materially and adversely affected by any economic slowdown or developments in the social, political, regulatory and economic environments in any regions of Southeast Asia as well as globally. ▪ Uncertainties with respect to the legal system in certain markets in Southeast Asia could adversely affect Grab. ▪ Grab could face uncertain tax liabilities in various jurisdictions where Grab operates, and suffer adverse financial consequences as a result. ▪ Natural events, wars, terrorist attacks and other acts of violence involving any of the countries in which Grab has operations could adversely affect its operations. ▪ During the interim period, Grab is prohibited from entering into certain transactions that might otherwise be beneficial to Grab or its shareholders. ▪ Grab is subject to risks associated with strategic alliances and partnerships. 69

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), J1 Holdings Inc. (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.